SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12.

COLE NATIONAL CORPORATION

(Name of Registrant as Specified in its Charter)

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COLE NATIONAL CORPORATION

5915 LANDERBROOK DRIVE
MAYFIELD HEIGHTS, OHIO 44124

NOTICE OF ANNUAL MEETING

The annual meeting of the stockholders of Cole National Corporation will be held on Thursday, June 15, 2000, at 10:00 a.m., at 5915 Landerbrook Drive, Suite 110, Mayfield Heights, Ohio. The principal business of the meeting will be:

(1) To elect seven directors.

(2) To confirm the selection of Arthur Andersen LLP as the independent certified public accountants of Cole National for fiscal year 2000.

(3) To transact any other business that may properly come before the meeting.

Only stockholders of record on April 21, 2000 will be entitled to notice of, and to vote at, the annual meeting and at any adjournments or postponements of the meeting. If you own shares through a nominee and you want to have your vote counted, you must instruct your nominee to vote.

By Order of the Board of Directors

Leslie D. Dunn

LESLIE D. DUNN
Secretary

May 5, 2000

YOUR VOTE IS IMPORTANT

Please promptly complete, sign, date and mail the enclosed form of proxy whether or not you plan to be present at the annual meeting. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States. Returning a signed proxy will not prevent you from attending the meeting and voting in person, if you wish to do so.

Also enclosed is a copy of our Annual Report for the year ended January 29, 2000. The Annual Report contains financial and other information about Cole National. However, the Annual Report is not incorporated into the proxy statement and is not a part of the proxy soliciting material.

COLE NATIONAL CORPORATION

5915 Landerbrook Drive
Mayfield Heights, Ohio 44124

PROXY STATEMENT FOR COLE NATIONAL CORPORATION ANNUAL MEETING OF STOCKHOLDERS

Your Board of Directors is furnishing this proxy statement to you in connection with our solicitation of proxies for use at the annual meeting of the stockholders of Cole National Corporation. This meeting will be held on June 15, 2000. This proxy statement and the related form of proxy was first mailed to stockholders on approximately May 5, 2000.

If you sign and return the enclosed proxy card, your shares will be voted as indicated on the card. Without affecting any vote previously taken, you may revoke your proxy by delivering to us a new, later dated proxy for the same shares. You may also revoke your proxy by giving us written notice before or at the meeting. Your presence at the meeting will not by itself revoke your proxy appointment.

At the close of business on April 21, 2000, the record date for the determination of those stockholders who are entitled to notice of, and to vote at, the annual meeting, there were 15,518,812 shares of Cole National common stock outstanding. Each share of our common stock is entitled to one vote on each matter brought before the meeting.

We will bear the costs of soliciting proxies from our stockholders. In addition to the use of the mails, our directors, officers and employees may solicit proxies through personal interviews, telephone, facsimile or telegram. Directors, officers and employees will not be paid for their solicitation efforts, except for reimbursement of any out-of-pocket expenses. We have also engaged Morrow & Co. to assist in the distribution and solicitation of proxies for an estimated fee of $14,000. We have made arrangements with brokerage houses and other custodians, nominees and fiduciaries to distribute solicitation material to the beneficial owners of the common stock held of record by those persons. We will reimburse those brokerage houses, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses.

For us to take action at the Annual Meeting, the holders of a majority of our common stock must be present in person at the Annual Meeting or represented by proxy. The nominees for election as directors who receive the greatest number of votes will be elected directors. Confirmation of the selection of our independent certified public accountants requires approval by a majority of the shares of common stock cast at the meeting. Abstentions to any proposal will be counted as votes cast on that proposal. **Because of these requirements, we urge you to vote "FOR" each proposal. You are urged to mail your signed and dated proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the annual meeting. If you hold shares in nominee name through brokers, we urge you to instruct your nominees to vote "FOR" each proposal.** To ensure that your broker receives your instructions, we suggest that you send your instructions to your broker by fax, overnight delivery service, or by certified mail, return receipt requested. You should also call your broker to make sure your instructions were received.

If you receive multiple copies of our Annual Report, you may call our Stockholder Services department at 440/449-4100 to request that one copy be sent to you for all of your accounts. Stockholders owning shares beneficially may give permission to their nominees to request the discontinuance of multiple mailings. You may resume mailing of an Annual Report to an account by calling our Stockholder Services department.

ELECTION OF DIRECTORS

Item No. 1

Votes will be cast according to the authority granted by the enclosed proxy for the election of the seven nominees listed below. Each elected director's term of office is one year, or until a successor is elected. All of the nominees listed below currently serve as directors of Cole National and of Cole National Group, a wholly owned subsidiary of Cole National. If, in the judgment of the proxy holders, an unexpected occurrence makes it necessary to substitute some other person for any of the nominees, shares will be voted for the other person that proxy holders select.

Name	Age	Position
Jeffrey A. Cole	58	Chairman, Chief Executive Officer and Director
Larry Pollock	53	President, Chief Operating Officer and Director
Timothy F. Finley	56	Director
Irwin N. Gold	43	Director
Peter V. Handal	57	Director
Charles A. Ratner	58	Director
Walter J. Salmon	69	Director

Mr. Cole has been a director of Cole National or its predecessor since 1969. He has been Chairman since 1992, Chief Executive Officer since 1984 and served as Chief Financial Officer from 1991 until 1999. He is also a director of Hartmarx Corporation and Pearle Europe BV.

Mr. Pollock became a director and President and Chief Operating Officer of Cole National in January 2000. Prior to joining Cole National, Mr. Pollock served as President and Chief Executive Officer of HomePlace, Inc., a housewares retailer, from September 1998 to June 1999. Mr. Pollock joined HomePlace, Inc. in January 1997 as Executive Vice President and Chief Operating Officer. HomePlace, Inc. filed a voluntary petition in bankruptcy in January 1998. From 1994 to 1996, Mr. Pollock served as President, Chief Operating Officer and a director of Zale Corporation, a jewelry retailer. Mr. Pollock is also a partner of Independent Group L.P., a privately held radio broadcasting company based in Cleveland, Ohio. Mr. Pollock is a director of Borders Group, Inc.

Mr. Finley has been a director of Cole National since 1992. In 1999, Mr. Finley retired as Chairman and Chief Executive Officer of Jos. A. Bank Clothiers, Inc., a clothing retailer, a position which he had held since 1990.

Mr. Gold has been a director of Cole National since 1992. Mr. Gold is a Senior Managing Director of Houlihan Lokey Howard & Zukin, a specialty investment banking firm, where he has been employed since 1988. Mr. Gold is a director of Houlihan Lokey Howard & Zukin and Advantica Restaurant Group, Inc.

Mr. Handal has been a director of Cole National since 1992. Currently, Mr. Handal serves as President and Chief Executive Officer of Dale Carnegie Training & Associates, Inc., a provider of corporate business seminars and training courses; President of COWI International Group, a consulting company; President of J4P Associates, a real estate firm; and President of Fillmore Leasing Company. Previously, Mr. Handal served as the President of Victor B. Handal and Bro., Inc., an apparel manufacturer and distributor. He is also a director of Jos. A. Bank Clothiers, Inc. and Factory 2U Stores, Inc.

Mr. Ratner has been a director of Cole National since March 1995. Since 1993, Mr. Ratner has served as President and Chief Executive Officer of Forest City Enterprises, Inc., a national real estate development and management company. He is also a director of Forest City Enterprises, Inc.

Mr. Salmon has been a director of Cole National since June 1997. Mr. Salmon is the Stanley Roth Sr., Professor of Retailing, Emeritus at the Harvard University Graduate School of Business Administration, where he has been a member of the faculty since 1956. Mr. Salmon also served as Senior Associate Dean and Director of External Relations from 1989 to 1994. Mr. Salmon previously served as a director of Cole National's predecessor from 1961 to 1984. He is also a director of Circuit City Stores, Inc.; Hannaford Bros. Co.; Harrah's Entertainment, Inc.; Luby's Cafeterias, Inc.; The Neiman Marcus Group; The Quaker Oats Company and PetsMart, Inc.

Your Board of Directors held ten meetings during fiscal 1999. Each director attended at least 75% of those meetings and the meetings of any committee of which he is a member.

Board Committees

Your Board of Directors has an Audit Committee, a Corporate Finance and Strategic Issues Committee, a Compensation Committee and a Special Compensation Committee. During fiscal 1999, the members of the Audit Committee were Timothy F. Finley, Irwin N. Gold and Walter J. Salmon; the members of the Corporate Finance and Strategic Issues Committee were Peter V. Handal and Irwin N. Gold; the members of the Compensation Committee were Peter V. Handal and Charles A. Ratner; and the members of the Special Compensation Committee were Peter V. Handal and Timothy F. Finley.

The Audit Committee held three formal meetings in 1999. The Audit Committee performs the following functions:

- recommends to the Board of Directors, subject to your approval, the selection of Cole National's independent public accountants;
- reviews with the independent public accountants the overall scope and specific plans for their audit; and
- meets with the independent public accountants to review the results of their audit, their evaluation of Cole National's internal controls and financial reporting.

The Corporate Finance and Strategic Issues Committee held no formal meetings in fiscal 1999, but did hold several informal meetings and consultations with management. The Corporate Finance and Strategic Issues Committee performs the following functions:

- considers and makes recommendations to the Board of Directors with respect to acquisitions, divestitures, financings, restructurings, and investment opportunities from time to time;
- considers and makes recommendations to the Board of Directors with respect to Cole National's capital structure and financing relationships; and
- reviews and makes recommendations to the Board of Directors with respect to plans for growth of Cole National and significant strategic alternatives.

The Compensation Committee held one formal meeting during fiscal 1999, and held a number of informal meetings and consultations with management. The Compensation Committee performs the following functions:

- reviews executive compensation;
- fixes compensation of the executive officers and incentive compensation;
- recommends the adoption of, and administers, all benefit plans; and
- grants stock options.

The Special Compensation Committee held no formal meetings in fiscal 1999, but held several informal meetings. The Special Compensation Committee reviews executive compensation in those instances that may involve Section 162(m) of the Internal Revenue Code, which limits the deductibility of executive compensation that exceeds $1 million in certain circumstances.

COMPENSATION OF DIRECTORS

Cash Compensation

We pay directors who are not employees of Cole National or any of its subsidiaries an annual fee of $25,000 plus reasonable out-of-pocket expenses. Members of the Audit Committee, the Corporate Finance and Strategic Issues Committee, and the Compensation Committee also receive $1,000 for each day of attendance at a committee meeting that is not held on the same day as a meeting of the Board of Directors. In addition, the chairpersons of the Audit Committee, the Corporate Finance and Strategic Issues Committee, and the Compensation Committee receive an additional $5,000, $7,500 and $7,500 per year, respectively. Other members of the Corporate Finance and Strategic Issues Committee receive an additional $2,500 per year.

Stock-Based Compensation

In 1997, our stockholders approved the Nonemployee Director Equity and Deferred Compensation Plan. This plan allows nonemployee directors to receive their annual retainer and other fees in the form of shares of our common stock. The plan also allows nonemployee directors to defer the payment and therefore the recognition as income for federal income tax purposes of all or part of their annual retainer and other fees paid to them as directors. During fiscal 1999, Messrs. Handal, Ratner and Salmon elected to defer a portion of their fees and received credits payable in shares of our common stock as follows: Mr. Handal, 6,140 shares; Mr. Ratner, 3,644 shares; and Mr. Salmon, 1,520 shares.

Our Nonqualified Stock Option Plan for Nonemployee Directors provides for the granting of stock options for up to an aggregate of 100,000 shares of our common stock to directors who are not employees of Cole National or any of its subsidiaries. This plan was approved by our stockholders prior to our initial public offering in April 1994, and amendments to the plan were approved by our stockholders in 1997. As amended, this plan provides for the automatic grant of a nonqualified option to purchase 2,500 shares of common stock to each newly elected or appointed nonemployee director on January 1 of the year immediately following the year in which the director is elected or appointed, and on each January 1 thereafter for as long as the director continues to serve. Nonemployee directors serving at the time of the adoption of the plan became eligible for option grants beginning on January 1, 1997. Options granted under the plan generally vest on the first anniversary of the date of grant of the option, provided that the optionee is still serving as a nonemployee director at that time. The exercise price per share for options granted under the plan is the average of the high and low selling prices of our common stock on the New York Stock Exchange on the last trading date on which such prices are quoted prior to the date of grant. Messrs. Finley, Gold, Handal, Ratner and Salmon each received an automatic grant of options for 2,500 shares on January 1, 2000 with an exercise price of $5.1875.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding ownership of our common stock as of April 26, 2000, except as otherwise noted, by:

- each of those persons owning of record or known to us to be the beneficial owner of more than five percent of our common stock;
- each of our directors;
- each of our executive officers named in the Summary Compensation Table; and
- all of our directors and executive officers as a group.

The number of shares of common stock outstanding on April 26, 2000 was 15,518,812. Except as noted, all information with respect to beneficial ownership has been furnished by each director or officer or is based on filings with the Securities and Exchange Commission. Unless otherwise indicated below, voting and investment power of shares reported in this table is not shared with others. Beneficial ownership of our common stock has been determined according to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, which provide that a person is deemed to be the beneficial owner of shares of stock if the person, directly or indirectly, has or shares the voting or investment power of that stock, or has the right to acquire ownership of the stock within 60 days.

Name of Beneficial Owner	Outstanding Shares Beneficially Owned	No. of Immediately Exercisable Options	Total Number of Shares Beneficially Owned	Percent of Class
HAL International N.V.(1) c/o HAL Holding NV 5 Avenue des Citronniers MC 98000 Monaco	2,903,000	0	2,903,000	18.7%
Wellington Management Company, LLP(2) 75 State Street Boston, MA 02109	1,475,000	0	1,475,000	9.5%
Quaker Capital Management Corporation(3) 401 Wood Street Suite 1300 Pittsburgh, PA 15222	1,140,100	0	1,140,100	7.3%
FMR Corp.(4) 82 Devonshire Street Boston, MA 02109-3614	1,058,900	0	1,058,900	6.8%
T. Rowe Price Associates, Inc.(5) 100 E. Pratt Street Baltimore, MD 21202	1,058,200	0	1,058,200	6.8%
Stephen N. and Sandra F.W. Joffe(6) 8750 Red Fox Lane Cincinnati, OH 45243	1,000,000	0	1,000,000	6.4%
Pioneer Investment Management, Inc.(7) 60 State Street Boston, MA 02109	981,000	0	981,000	6.3%
Jeffrey A. Cole(8)	302,439	256,657	559,096	3.6%
Larry Pollock(9)	787,900	0	787,900	5.1%
Timothy F. Finley	5,431	15,000	20,431	*
Irwin N. Gold	19,230	15,000	34,230	*
Peter V. Handal(10)	17,477	15,000	32,477	*
Charles A. Ratner(10)	9,034	6,000	15,034	*
Walter J. Salmon(10)	3,440	5,000	8,440	*
Leslie D. Dunn	3,500	13,625	17,125	*
Joseph Gaglioti	2,261	28,916	31,177	*
Thomas T.S. Kaung	8,590	0	8,590	*
All directors and executive officers as a group (11 persons)	1,159,302	355,198	1,514,500	9.8%

* Less than one percent

(1) Stock ownership is based on information provided to Cole National from HAL Holding NV and HAL International NV. All of the shares listed are directly owned by HAL International NV. HAL Holding NV owns all the outstanding shares of HAL International NV. All decisions regarding voting and disposition of the shares are made by HAL International NV through its board of directors and HAL Holding NV through its executive board. As such, HAL Holding NV may be deemed to have shared voting and disposition power over the shares that are or may be deemed to be beneficially owned by HAL International NV, but HAL Holding NV disclaims such beneficial ownership. HAL Trust holds all shares of HAL Holding NV. The trustees of HAL Trust act in accordance with the instructions of the stockholders of HAL Trust. Mr. M. van der Vorm and Mr. O.J. van der Vorm may be deemed to control two entities that together control a majority of the voting power of the shares of the HAL Trust. They disclaim beneficial ownership of the shares that are or may be deemed to be beneficially owned by HAL International NV.

(2) Stock ownership is based on an amended Schedule 13G dated February 9, 2000. Wellington Management Company, LLP, in its capacity as investment adviser, may be deemed to beneficially own 1,475,000 shares that are held of record by its clients. It has shared power to vote, or direct the vote, as to 925,000 of these shares, and shared power to dispose or to direct the disposition of all of the reported shares.

(3) Stock ownership is based on a Schedule 13G dated February 14, 2000. The report indicates that Quaker Capital Management Corporation has shared voting and dispositive power over 761,100 shares and sole voting and dispositive power as to 377,500 shares owned by its clients and held in accounts over which it has discretionary authority. Quaker Capital and/or its principals and employees have sole voting and dispositive power over the 1,500 shares owned by Quaker Capital and/or its principals and employees. Quaker Capital Management Corporation, in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,138,600 of the reported shares which are owned by various investment advisory clients of the Quaker Capital in accounts over which Quaker Capital has discretionary authority. Quaker Capital disclaims beneficial ownership of these securities. Additionally, Quaker Capital and/or its principals and employees own 1,500 shares of Cole National common stock.

(4) Stock ownership is based on an amended Schedule 13G dated February 14, 2000. Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of the shares indicated as a result of acting as investment adviser to several investment companies registered under the Investment Company Act of 1940.

The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 1,058,900 shares or 7.126% of Cole National's outstanding common stock. Fidelity Low-Priced Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

Edward C. Johnson 3d, FMR Corp. (through its control of Fidelity Management & Research Company), and the Fidelity Low-Priced Stock Fund each have sole power to dispose of the 1,058,900 shares owned by the Fidelity Low-Priced Stock Fund. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Low-Priced Stock Fund. This power resides with the fund's Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the fund's Board of Trustees.

Strategic Advisers, Inc., 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. It does not have sole power to vote or direct the voting of shares of certain securities held for clients and has sole dispositive power over such securities. As such, FMR Corp.'s beneficial ownership may include shares beneficially owned through Strategic Advisers, Inc.

Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of the shares of FMR Corp.'s Class B common stock, representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail P. Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman, and Abigail P. Johnson is a Director, of FMR Corp. The Johnson family group and all other Class B stockholders have entered into a stockholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the stockholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

(5) Stock ownership is based on an amended Schedule 13G dated February 14, 2000. These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or vote the securities. Price Associates has sole dispositive power over all of the reported shares, and has sole power to vote, or to direct the vote, of 200 of the reported shares. T. Rowe Price New Horizons Fund, Inc., a registered investment company sponsored by Price Associates, which also serves as an investment advisor, has sole power to vote or direct the vote of 1,058,000 of the reported shares. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates disclaims that it is, in fact, the beneficial owner of such securities.

(6) Stock ownership is based on an amended Schedule 13D dated February 23, 2000. The report indicates that Stephen N. Joffe and Sandra F.W. Joffe have the shared power to vote, or direct the vote, and to dispose, or to direct the disposition, of all of the reported shares. Dr. Joffe has the sole power to dispose, or direct the disposition of, 750,000 of the reported shares. Sandra F.W. Joffe has the sole power to dispose, or direct the disposition of, 250,000 of the reported shares.

(7) Stock ownership is based on a Schedule 13G dated January 3, 2000. The report indicates that Pioneer Investment Management has the sole power to vote, or direct the vote, and the sole power to dispose, or direct the disposition, of all of the reported shares.

(8) Includes 123,750 shares of restricted stock.

(9) Includes 525,000 shares of restricted stock.

(10) Includes share equivalents held through the Nonemployee Director Equity and Deferred Compensation Plan, which have no voting rights, as follows: Mr. Handal, 7,859 shares; Mr. Ratner, 5,034 shares; and Mr. Salmon, 2,090 shares.

COMPENSATION OF EXECUTIVE OFFICERS

Summary of Executive Compensation

The table below shows the before-tax compensation for the years shown for Cole National's Chief Executive Officer and the four next highest paid executive officers at the end of fiscal 1999. Other annual compensation did not exceed the lesser of $50,000 or 10% of the salary plus bonus of any of the executive officers for any of the years listed.

Summary Compensation Table

		Annual Compensation		Long Term Compensation Awards		
Name and Principal Position	Year	Salary	Bonus	Restricted Stock Awards	Securities Underlying Options	All other Compensation(1)
Jeffrey A. Cole —	1999	$725,000	None	None	None	$ 246,407
Chairman, Chief Executive	1998	$716,346	None	$3,360,938(3)(4)	250,000	87,906
Officer and Chief Financial Officer (2)	1997	$668,942	$283,500	None	None	82,444
Brian B. Smith —	1999	$405,577	None	None	None	$2,298,453(7)
President and Chief	1998	$549,808	None	$1,493,750(3)(6)	150,000(7)	50,341
Operating Officer (5)	1997	$510,289	$220,500	None	None	47,102
Leslie D. Dunn —	1999	$236,308	None	None	5,000	$ 32,634
Senior Vice President-	1998	$211,543	$ 50,000(8)	None	22,500	28,283
Business Development, General Counsel and Secretary	1997	$ 81,274	36,427	None	16,000	6,771
Joseph Gaglioti —	1999	$166,827	None	None	None	$ 21,958
Vice President and	1998	$157,404	None	None	15,000	18,724
Treasurer	1997	$142,923	$ 60,900	None	None	14,708
George H. Bernstein — Executive Vice President and Chief Financial Officer (9)	1999	$278,480	$124,810	$ 156,875	65,000	$ 30,502

(1) The amounts listed for fiscal 1999 consist of:

- payments by Cole National pursuant to an agreement between Cole National and an insurance company that provides for reimbursements to the named executive officers in amounts up to $20,000 per year for certain medical expenses for themselves and their families not otherwise covered by Cole National's group medical insurance plan as follows: Mr. Cole ($1,501), Mr. Smith ($3,660), Ms. Dunn ($5,485) and Mr. Gaglioti ($7,278);
- payments under Cole National's 401(k) Plan to match pre-tax elective deferral contributions as follows: Mr. Cole ($1,000), Ms. Dunn ($547), Mr. Gaglioti ($330), and Mr. Bernstein ($740);
- payments under Cole National's Supplemental Deferred Compensation Plan to match elective deferral contributions as follows: Mr. Cole ($5,000), Mr. Smith ($3,167) and Mr. Bernstein ($1,179);

- the value of term life insurance provided by Cole National for the benefit of the executive officers as follows: Mr. Cole ($10,266), Mr. Smith ($3,226), Ms. Dunn ($1,602), Mr. Gaglioti ($1,150), and Mr. Bernstein ($583);
- dollar value of the benefit of premiums paid for split-dollar life insurance policies (unrelated to term life insurance coverage) projected on an actuarial basis as follows: Mr. Cole $156,140; and
- contribution credits in fiscal 1999 provided under Cole National Group's Supplemental Retirement Benefit Plan as follows: Mr. Cole ($72,500), Mr. Smith ($44,400), Ms. Dunn ($25,000), Mr. Gaglioti ($13,200), and Mr. Bernstein ($28,000). See "Supplemental Executive Retirement Plans" below.

(2) Cole National has an employment agreement with Jeffrey A. Cole, which was modified on December 17, 1998 and June 4, 1999. This agreement provides for a three-year term that, on the first anniversary of the agreement and each successive anniversary thereafter, automatically extends for an additional year up to and until Mr. Cole reaches age 65, unless notice to the contrary has been furnished in accordance with the provisions of the agreement. The agreement provides for an annual base salary of at least $725,000 for Mr. Cole, along with participation in bonus programs and other customary benefits and perquisites. For 2000, Mr. Cole's salary has been fixed at $725,000. The agreement provides for payments upon involuntary termination of Mr. Cole's employment without cause, self-termination in a window period following a change of control, or after a constructive termination. Mr. Cole is entitled to receive a lump sum payment equal to three times the sum of (a) his salary at the time of termination and (b) his average bonus for the last five fiscal years, plus a prorated bonus for the year of termination. Mr. Cole is entitled to continuation of some benefits and perquisites following the expiration of his agreement or to elect to take a lump sum payment in lieu of those benefits and perquisites. These benefits include post retirement coverage under benefit plans for life insurance, medical insurance, medical expense and reimbursement, the use of an office and secretarial services, some consulting services, use of an automobile and limited use of Cole National's corporate aircraft. The agreement also contains provisions with respect to compensation, bonus and benefits in the event of Mr. Cole's death or disability. In the event that any payments received by Mr. Cole under the agreement or otherwise are subject to an excise tax, the agreement provides that he will be entitled to a gross-up payment. Mr. Cole's agreement contains provisions for Mr. Cole to provide consulting services to Cole National and its principal subsidiaries, until the earlier of 10 years or age 75, upon the expiration of his employment term or if Mr. Cole voluntarily resigns (other than under circumstances that would have triggered the three year payment described above) from all of the offices and positions he holds with Cole National and its principal subsidiaries. Under the consulting arrangement, Mr. Cole would be paid consulting fees of $150,000 per year for the first three years; $100,000 per year for the next four years, and $75,000 per year for the last three years.

(3) Reflects the dollar value of awards of shares of restricted common stock, calculated by multiplying the number of shares granted by $14.9375, the closing price of the common stock on the New York Stock Exchange on December 17, 1998, the date of award.

(4) On December 17, 1998, Cole National awarded Mr. Cole 225,000 shares of restricted common stock, of which 123,750 shares were issued under Cole National's 1998 Equity and Incentive Performance Plan and 101,250 shares were issued out of Cole National's treasury. On January 4, 1999, Cole National repurchased 101,250 shares of the restricted common stock awarded to Mr. Cole at a purchase price of $14.78125 per share, which in the aggregate equaled the taxes withheld by Cole National on behalf of Mr. Cole on the award of 225,000 shares of restricted common stock. The shares of restricted common stock that remain outstanding will vest in full on the fifth anniversary of their award, with accelerated vesting as follows: (a) 1/3rd will vest on the first day after March 1, 2002 on which the closing price of the common stock, as

reported on the New York Stock Exchange for 21 consecutive trading days, exceeds $20.55, (b) an additional 1/3rd of the original award will vest on the first day after March 1, 2002 on which the closing price of the common stock, as reported on the New York Stock Exchange for 21 consecutive trading days, exceeds $25.80, and (c) the remaining shares will vest on the first day after March 1, 2002 on which the closing price of the common stock, as reported on the New York Stock Exchange for 21 consecutive trading days, exceeds $30.90. The shares are subject to transfer restrictions and would be forfeited if Mr. Cole voluntarily leaves Cole National's employment before vesting occurs, and vesting will accelerate in the event of Mr. Cole's death, disability or retirement, or upon a change of control. The shares of restricted common stock are eligible to vote and would be eligible to receive dividends if any were to be paid.

(5) Mr. Smith's employment with Cole National terminated on October 18, 1999.

(6) On December 17, 1998, Cole National awarded Mr. Smith 100,000 shares of restricted common stock, of which 55,000 shares were issued under Cole National's 1998 Equity and Incentive Performance Plan and 45,000 shares were issued out of treasury shares. On January 4, 1999, Cole National repurchased 45,000 shares of the restricted common stock awarded to Mr. Smith at a purchase price of $14.78125 per share, which in the aggregate equaled the taxes withheld by Cole National on behalf of Mr. Smith on the award of 100,000 shares of restricted common stock. These shares vested on October 18, 1999.

(7) On October 18, 1999, Cole National and Mr. Smith entered into a Resignation and Non-Competition Agreement. Pursuant to this agreement, Mr. Smith received severance payments in accordance with the terms of his employment agreement of $2,200,000, as well as a payment of $150,000 in exchange for the cancellation of options to purchase 150,000 shares of common stock that had been granted to Mr. Smith in December 1998. All other options previously granted to Mr. Smith will terminate on October 18, 2001, but otherwise remain in effect in accordance with their terms. Mr. Smith also received $44,000 in satisfaction of all of his right to accrued vacation and paid time off. In connection with his resignation, Mr. Smith repaid $194,887, the amount remaining outstanding under the amended and restated promissory note entered into between Cole National and Mr. Smith in 1993 in connection with the exercise of stock options. Pursuant to the agreement, Mr. Smith received credit under Cole National's Supplemental Retirement Benefit Plan and the Supplemental Pension Plan as if he had remained an employee of Cole National through December 31, 1999. Mr. Smith will continue to receive certain health insurance and expense reimbursement benefits and certain life insurance benefits through age 65. In addition, Mr. Smith has been provided with executive level outplacement services, and was reimbursed for some of his legal and tax services incurred in connection with the preparation of his resignation agreement. Cole National has committed to pay Mr. Smith any excise taxes that may be imposed as a result of a future change of control of Cole National. Mr. Smith agreed to certain noncompete provisions in his resignation agreement for a period of three years in exchange for an annual payment of $200,000 in each of those years.

(8) Ms. Dunn's bonus for 1998 was guaranteed at the beginning of her employment with Cole National on September 2, 1997.

(9) Mr. Bernstein was Executive Vice President, Strategic Planning of Cole National from March 1, 1999 to March 13, 2000, at which time he became President of Pearle Vision; he also served as Chief Financial Officer of Cole National from March 1, 1999 to October 22, 1999; and President of Vision Operations of Cole Vision from October 22, 1999 to March 13, 2000. He served as Senior Vice President, General Manager of Things Remembered from October 1, 1997 to March 1, 1999.

Cole National entered into an employment agreement with Larry Pollock when he became President and Chief Operating Officer of Cole National on January 18, 2000. The agreement provides for a four-year term and an annual base salary of $50,000, along with participation in bonus programs and certain of Cole National's

benefit programs, as well as other customary perquisites. In connection with his employment, Mr. Pollock received grants of nonqualified options to purchase a total of 362,500 shares of our common stock and an award of 525,000 shares of restricted common stock. Cole National and Mr. Pollock also entered into a secured promissory note for $1,128,141, an amount equal to a portion of the income tax imposed on his award of restricted stock. The promissory note matures on January 18, 2004, and bears interest at a rate of 6.56% per annum. Cole National has agreed to make additional loans on the same terms upon Mr. Pollock's payment of any additional income tax imposed on his restricted stock award. Mr. Pollock's employment agreement requires him to purchase for his own account 262,500 shares of our common stock in the open market, which he has purchased, and permits Mr. Pollock to purchase up to an additional 262,500 shares in addition to shares purchased through the exercise of options granted by Cole National. In addition, Mr. Pollock has agreed to vote all shares of common stock owned by him according to the recommendations of a majority of the Board of Directors.

Options to purchase 100,000 shares at $6.556 per share expired on April 17, 2000. The remaining options provide for periodic vesting in equal annual installments over two years, with early vesting of all or a portion of the unvested options in the case of certain events, including after a change in control of Cole National or following certain terminations of his employment with Cole National. In addition, all unvested shares will become vested if, for any period of 20 consecutive trading days occurring during the period commencing on the second anniversary of the grant date and ending on or prior to the fourth anniversary of the grant date, the closing price of the shares on the New York Stock Exchange equals or exceeds $25.00 per share, provided that Mr. Pollock's employment with Cole National has not terminated. These options are exercisable at a price of $10.00 per share.

The shares of restricted common stock issued to Mr. Pollock vest and become nonforfeitable over four years from the date of grant, with 50% vesting at the end of the second year, and 25% vesting at the end of each of the third and fourth years. Early vesting of the shares will occur in the case of certain events, including after a change in control of Cole National or following certain terminations of his employment with Cole National. In addition, all unvested shares will become vested if, for any period of 20 consecutive trading days occurring during the period commencing on the second anniversary of the grant date and ending on or prior to the fourth anniversary of the grant date, the closing price of the shares on the New York Stock Exchange equals or exceeds $25.00 per share, provided that Mr. Pollock's employment with Cole National has not terminated. Mr. Pollock will forfeit some of the restricted shares if he does not retain the minimum number of shares that he is required to purchase according to the terms of his employment agreement. Mr. Pollock will have the right to vote all 525,000 of his restricted shares, and those shares will be entitled to dividends if any were to be paid.

Mr. Pollock's agreement provides for payments upon a termination of his employment without cause or after a constructive termination occurring before a change of control during the first two years of his agreement. If such a termination occurs before the first anniversary of Mr. Pollock's agreement, he would receive a cash payment of $1,000,000 and 75% of his promissory notes would be forgiven. If such a termination occurs after the first anniversary but before the second anniversary of the agreement, 25% of his promissory notes would be forgiven. Upon a termination of Mr. Pollock's employment without cause or after a constructive termination occurring after a change of control, 50% of Mr. Pollock's promissory notes would be forgiven if such termination occurred prior to the first anniversary of his agreement and 25% of the promissory notes would be forgiven if such termination occurred after the first anniversary, but before the second anniversary, of the agreement.

COMPENSATION PURSUANT TO EMPLOYEE BENEFIT PLANS

Retirement Plan

The Cole National Group Retirement Plan (the **"Retirement Plan"**) provides non-contributory benefits integrated with Social Security benefits, based upon an employee's years of credited service and highest average annual base salary for any five consecutive years in the last ten years of service. Compensation covered by the Retirement Plan consists only of an employee's base salary, and does not include bonuses or any other form of compensation. Under the Internal Revenue Code, the maximum retirement benefit payable under the Retirement Plan and the maximum amount of annual compensation that can be taken into consideration in the calculation of pension benefits under the Retirement Plan are limited. At retirement, based on years of service and current salary levels, it is estimated that the retirement benefits payable to Jeffrey A. Cole, Brian B. Smith, Joseph Gaglioti, George H. Bernstein and Leslie D. Dunn will be reduced because of those limits.

Credited service under the Retirement Plan for each of the individuals named in the Summary Compensation Table is as follows: Jeffrey A. Cole — 21 years; Brian B. Smith —16 years; Leslie D. Dunn —1 year; Joseph Gaglioti — 18 years; and George H. Bernstein —1 year.

Participants in the Retirement Plan may elect payment of retirement benefits under several different formulae. The following table shows the estimated annual retirement benefits which will be payable to participating employees under the Retirement Plan's normal retirement formula upon retirement at age 65 after selected periods of service. The benefits as presented below do not take into account any reduction for joint and survivor payments.

Pension Plan Table

		Years of Service(1)				
Remuneration		**10**	**15**	**20**	**25**	**30**
$ 100,000		$ 7,901	$11,851	$ 15,802	$ 19,752	$ 23,702
125,000		10,151	15,226	20,302	25,377	30,452
150,000		12,401	18,601	24,802	31,002	37,202
175,000	(2)	14,651	21,976	29,302	36,627	43,952
200,000	(2)	16,901	25,351	33,802	42,252	50,702
225,000	(2)	19,151	28,726	38,302	47,877	57,452
250,000	(2)	21,401	32,101	42,802	53,502	64,202
300,000	(2)	25,901	38,851	51,802	64,752	77,702
350,000	(2)	30,401	45,601	60,802	76,002	91,202
400,000	(2)	34,901	52,351	69,802	87,252	104,702
500,000	(2)	43,901	65,851	87,802	109,752	131,702
600,000	(2)	52,901	79,351	105,802	132,252	158,702
700,000	(2)	61,901	92,851	123,802	154,752	185,702
725,000	(2)	64,151	96,226	128,302	160,377	192,452

(1) Based on retirement in 2000.

(2) The Internal Revenue Code places certain limitations on the amount of compensation that may be taken into account in calculating pension benefits and on the amount of pensions that may be paid under federal income tax qualified plans. For benefits accruing in plan years beginning after December 31, 1993, no more than $150,000 (indexed for inflation) in annual compensation can be taken into account. However, under the Pension Plan SERP (as defined below under the caption ''Supplemental Executive Retirement Plans''), participating executives will receive the amounts to which they otherwise would have been entitled under the Retirement Plan, provided that they have five years of service with Cole National.

Supplemental Executive Retirement Plans

We have several supplemental executive retirement plans (the ***"SERPs"***) that provide for payment of benefits in addition to the benefits under the Retirement Plan to the participating executives, which includes officers named in the Summary Compensation Table.

The Cole National Group, Inc. Supplemental Pension Plan (the ***"Pension Plan SERP"***) is an excess benefit plan that replaces benefits that would otherwise have been payable under the Retirement Plan but that are limited due to Internal Revenue Code limitations. Participants in the Pension Plan SERP will vest in the excess benefits after five years of service (with credit for past service). Benefits under the Pension Plan SERP will be payable on the same basis as the Retirement Plan benefits.

The Cole National Group, Inc. Supplemental Retirement Benefit Plan (the ***"Benefit Plan SERP"***) is a defined contribution plan under which participants will receive an annual credit based on a percentage of base salary and an earnings assumption to be determined on an annual basis. Participants in the Benefit Plan SERP will be fully vested in the defined contribution benefits after ten years of service (with credit given for a year of actual past service prior to 1994 and for each year of future service). Benefits under the Benefit Plan SERP will generally be payable upon retirement (age 55 and older) in ten annual installments or in another form elected by the participant prior to retirement. The following contribution credits were provided in 1999 under the Benefit Plan SERP to the named individuals and are included in ''All Other Compensation'' in the Summary Compensation Table: Mr. Cole — $72,500; Mr. Smith — $44,400; Ms. Dunn — $25,000; Mr. Gaglioti — $13,200; and Mr. Bernstein — $28,000.

The Cole National Group, Inc. 1999 Supplemental Retirement Benefit Plan (the ''***1999 SERP"***) is a defined benefit plan designed to provide additional retirement benefits for certain members of management and highly compensated employees. Benefits under the 1999 SERP will generally be payable on the same basis as the Retirement Plan benefits. Mr. Cole and Ms. Dunn are currently the only participants in the 1999 SERP and are each fully vested. Assuming retirement at age 65, Mr. Cole's total annual retirement benefits under the 1999 SERP, the Retirement Plan, the Pension Plan SERP and the Benefit Plan SERP will be equal to $474,000. Ms. Dunn's total annual retirement benefits under those plans, assuming retirement at age 65, will equal 40% of twelve times her average monthly compensation. The level of benefits will be reduced if Mr. Cole or Ms. Dunn retires before age 65. The benefits under the 1999 SERP are payable to Mr. Cole's and Ms. Dunn's beneficiaries in the event of his or her death prior to complete payment of benefits.

Stock Option Plans

Stock option grants are awarded under several plans. The following table contains information concerning options granted during fiscal 1999.

Option Grants In Last Fiscal Year

Name	Number of Securities Underlying Options Granted(#)(2)	Percent of Total Options Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
					5%	10%
Jeffrey A. Cole	None	—	—	—	—	—
Brian B. Smith	None	—	—	—	—	—
Leslie D. Dunn	5,000	0.9%	$ 5.688	11/12/2009	$ 46,322	$ 73,760
Joseph Gaglioti	None	—	—	—	—	—
George H. Bernstein	20,000	3.6%	$16.625	3/1/2009	541,607	862,419
	20,000	3.6%	8.938	6/10/2009	291,165	463,631
	25,000	4.5%	5.688	11/12/2009	231,608	368,798

(1) The value, if any, the optionee may realize upon the exercise of a stock option depends on the excess of the then current market value per share over the exercise price per share. There is no assurance that the values to be realized upon exercise of the stock options listed above will be at or near the amounts shown.

(2) These stock options provide for periodic vesting in equal annual installments over four years, with early vesting of all or a portion of the unvested options in the case of certain events, such as after a change in control of Cole National or following certain terminations of employment with Cole National. Each option also provides for the re-grant of an additional option, with the same expiration date but at the then-current market price of the common stock, for each share of common stock that is surrendered to Cole National in payment of withholding taxes and the exercise price if the option is exercised by the surrender of qualifying shares of common stock.

The following table contains information concerning options exercised during fiscal 1999 and unexercised stock options held as of January 29, 2000.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Acquired on Exercise (#)	Number of Securities Underlying Unexercised Options at January 29, 2000 (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at January 29, 2000 ($)(1) Exercisable/ Unexercisable
Jeffrey A. Cole	—	196,657/370,000	0/0
Brian B. Smith	—	310,822/0	0/0
Leslie D. Dunn	—	13,625/29,875	0/$3,750
Joseph Gaglioti	—	24,916/20,250	0/0
George H. Bernstein	—	9,250/81,750	0/$18,750

(1) Based on the closing price of $6.438 per share of the Common Stock on the New York Stock Exchange on January 28, 2000, the last trading day of fiscal 1999.

Some option agreements permit, subject to certain restrictions, an optionee to exercise options by borrowing funds from Cole National, subject in some instances to preapproval at the time of exercise by the Compensation Committee of the Board of Directors. The principal on such loans is payable five years after the date of exercise, with interest payable annually at a rate fixed on the date of exercise. The interest rate is based on a formula tied to federal borrowing rates. Each loan is made on a recourse basis and is secured by the option shares acquired from the proceeds of such loan. Messrs. Cole and Smith each elected to exercise options in 1993 by borrowing from Cole National the full amount of the exercise price of those options. The maturity date of both Mr. Cole's and Mr. Smith's loans were extended beyond the original five year term. Mr. Smith's loan matured on January 3, 2000 and was paid in full in connection with the Resignation and Non-Competition Agreement entered into by Mr. Smith and Cole National. Mr. Cole's loan will mature in 2000, unless extended. As of the date of this Proxy Statement, the amount (excluding accrued interest) owed by Mr. Cole with respect to his loan is $666,666, which bears interest at a rate of 5.47% per year.

Life Insurance Plans

Our Executive Life Insurance Plan permits certain officers and key employees to obtain life insurance benefits in addition to those generally provided to salaried employees. The level of coverage provided to Cole National's named executive officers includes (1) basic term life insurance coverage equal to twice the individual's base salary, (2) an opportunity for the individual to purchase, at group rates based upon age, an additional amount of insurance equal to one or two times such individual's base salary and (3) purchase by Cole National of an additional amount of coverage equal to 50% of the amount purchased by the individual under item (2). The maximum level of coverage per individual is $1,500,000.

In 1999, Cole National purchased a $4,000,000 split-dollar life insurance policy for Mr. Cole. The premiums are to be reimbursed to Cole National upon Mr. Cole's death or his surrender of the policy. The split-dollar agreement provides for funding of premiums through a trust in the event of a threatened change of control of Cole National or if Mr. Cole's employment is terminated without cause. Cole National has agreed to pay taxes, if any, owed by Mr. Cole as the result of the funding of the trust.

Management Incentive Bonus Program

Each fiscal year, the Compensation Committee establishes performance goals for the Management Incentive Bonus Program. These goals are limited to: earnings, operating income, increases in revenue, return on assets, investment, sales or equity, total stockholder return or any combination thereof. For fiscal 1997, fiscal 1998 and fiscal 1999, the Compensation Committee established several levels of performance: ''threshold,'' representing the minimum performance for which any Management Incentive Bonus Program award will be payable (which typically equaled the performance of Cole National or the employee's business unit for the prior fiscal year), ''Tier One,'' achievement of which results in a payout of 50% of the executive's salary, representing a higher level of performance, ''Tier Two,'' achievement of which results in an additional payout of 10% of base salary, representing a superior level of performance and, for senior executives including those named in the Summary Compensation Table, a ''Tier Three'' performance level, representing a level of performance exceeding the ''Tier Two'' level, achievement of which results in an additional payout of 40% of base salary.

The actual level of achievement of the performance goals will serve as the basis for establishing the amount of the award payable to a participant for the fiscal year. If operating performance fails to achieve the performance goals established, no awards will be made.

In fiscal 1999, none of the five named executives, other than George H. Bernstein, received a bonus. Mr. Bernstein's bonus related to his employment at Things Remembered.

401(k) Plans

We provide several defined contribution plans, including features under Section 401(k) of the Internal Revenue Code, which provide retirement benefits to our employees. Eligible employees may contribute up to 17% of their compensation to the plans, although highly compensated employees, including all executive officers of Cole National, were limited to a maximum of 2% of their compensation. There is a 10% mandatory matching of employee contributions by Cole National, plus a discretionary match determined annually by the Board of Directors. For fiscal 1999, no discretionary match was made, and the mandatory match aggregated approximately $534,000.

Deferred Compensation Plan

The Cole National Group, Inc. Deferred Compensation Plan for Executives and Other Senior Management (the ***''Deferred Compensation Plan''***), which went into effect on February 1, 1999, generally allows deferral of income without regard to limitations imposed on Cole National's 401(k) savings plans. We make a contribution of our common stock equal to 10% of the participant's deferrals. For fiscal 1999, the mandatory match aggregated $52,000. Participants in the Deferred Compensation Plan will be fully vested in the defined contribution benefits after four years of service (with credit for past service). Benefits under the Deferred Compensation Plan will generally be payable upon retirement in a single lump sum or in installment payments at the election of the participant prior to retirement, and upon termination in a single lump sum payment.

1999 Employee Stock Purchase Plan

The 1999 Employee Stock Purchase Plan (the ''***1999 Plan''***) provides eligible employees with the opportunity to purchase up to an aggregate of 400,000 shares of common stock pursuant to a payroll deduction program. The plan provides for offering periods of six months, unless the Compensation Committee of the Board of Directors otherwise determines, during which contributions may be made to purchase shares of common stock. At the end of each offering period, shares of common stock are purchased automatically at a price equal to the

lesser of 85% of the market price of the shares at the beginning of the offering period, or 85% of the market value of the shares on the last day of the offering period. Approximately 104,000 shares of common stock were issued in connection with the first offering period, which ended December 31, 1999, and was five months in length. The 1999 Plan and the right of eligible employees to make purchases thereunder are intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. The 1999 Plan will continue in effect until all shares of common stock available for issuance under the plan have been issued, unless terminated earlier in the discretion of the Board of Directors or upon the occurrence of certain types of corporate transactions. This plan was approved by our stockholders at the 1999 Annual Meeting.

BOARD OF DIRECTORS' REPORT ON EXECUTIVE COMPENSATION

This report shall not be deemed to be incorporated by reference by any general statement incorporating this Proxy Statement by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Cole National specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The following report has been submitted by the Compensation Committee and Special Compensation Committee of the Board of Directors.

General Compensation Policies

Our general compensation policies for fiscal year 1999 divide executive compensation into four main components: base salary, management bonus plans, long-term stock-based compensation, and benefit plans. Our multi-faceted compensation program is designed to attract and retain successful executives in the face of a highly competitive employment situation among retailers, while linking a significant portion of the executive's compensation to Cole National's short-term and long-term performance.

- We believe that base salaries should provide a floor for executive compensation that is necessary to retain executives. We also believe that at least 50% of the executive's potential annual compensation should come from a combination of short-term and long-term awards tied to our Company's performance. In fixing base salaries, we generally rely on executive compensation consultants or formal or informal surveys of compensation paid to executives of other corporations, including other retailers. Base salary is fixed to be appropriate for the particular position at Cole National, irrespective of Cole National's performance, and therefore does not fluctuate on the basis of Cole National's performance.

- We believe that by making a significant portion of annual compensation contingent on Cole National's performance, our executives will be motivated to achieve annual improvements in operating results. We believe that the potential for achieving a large bonus will provide additional motivation for enhanced Company performance and will serve as a retention incentive for senior managers in a highly competitive employment market.

- We believe that stock ownership and stock-based compensation are valuable tools for motivating employees to improve the overall long-term performance of Cole National and for tying a significant amount of the executive's potential income to enhanced stockholder values. Our stock-based performance plans reflect this philosophy.

- We believe that stock ownership and stock-based compensation are important vehicles in aligning the interests of management with the interest of stockholders. We encourage our managers to own shares of Company stock. Our Board of Directors has adopted guidelines for our executives, including vice presidents and up —approximately 40 people— that establish stock ownership goals of shares worth 5x base compensation for our Chief Executive Officer and Chief Operating Officer, 3x base compensation for our other senior executives, and 1x base compensation at the vice president level. We anticipate that senior executives will meet these guidelines, at least in part, by exercising stock options and retaining the shares so acquired. Unexercised options will not count toward meeting the guideline amounts. Achievement of these guideline amounts by each individual within a 5 to 7 year period will be an important criteria used by the Board of Directors in determining the individual's eligibility for the granting of additional stock options at such time. Cole National's Directors have determined to lead by example and have adopted

similar guidelines for Nonemployee Directors to achieve stock ownership of 5 times their annual directors' fees within the next three years.

Actions in 1999

Base Salary of Mr. Cole. The base salary of Mr. Cole for 1999, as well as the base salary of Mr. Smith, was reviewed by the Special Compensation Committee and no changes were made in light of the performance of Cole National.

Base Salaries of Other Executive Officers. During 1999, the base salaries of all our executive officers, other than Messrs. Cole and Smith, were determined by Mr. Cole, and approved by the Board of Directors following review and a report by the Compensation Committee. Factors that Mr. Cole considered in fixing base salaries included the prior year's base compensation, the officer's performance as measured by our traditional annual review process (which focuses on the executive's leadership, experience, skills and overall job performance), and Mr. Cole's analysis of the officer's contribution to Cole National.

Compensation of Mr. Pollock. Mr. Pollock became President and Chief Operating Officer of Cole National on January 18, 2000. Mr. Pollock's employment and compensation agreements were the result of arms length negotiations. His compensation package is designed to provide a salary level that would be significantly lower than normal for a person holding a similar position at the time Mr. Pollock's employment commenced, while providing him with significant equity and ownership incentives.

Annual Bonus Plans. Our Management Incentive Bonus Program, which was approved by Cole National's stockholders in June 1996, provides senior executives, including each of our executive officers, with the opportunity to receive bonus compensation of up to 100% of their base salaries upon achievement of performance goals that have been set by the Compensation Committee upon the recommendations of Messrs. Cole and Smith. In 1999, the performance goals were based on improvements in operating income. Based on the pre-established criteria, no bonuses were earned by the executive officers named in the Summary Compensation Table, except for Mr. Bernstein. Mr. Bernstein's bonus related to his employment at Things Remembered.

Long-Term Stock-Based Compensation. We currently have in place six stock-based compensation plans for employees. Our stock-based compensation awards have been of (a) nonqualified options with an exercise price not less than the fair market value of a share of common stock at the date of grant, and (b) restricted shares. No new grants were made to Messrs. Cole and Smith in 1999. The number of options granted to other executive officers were determined by Mr. Cole and approved by the Compensation Committee. We believe the stock based nature of the awards — and the risk of forfeiture if the recipient leaves Cole National, encourages executive officers' continued efforts to enhance our business and growth, while better aligning their compensation with the interests of long-term stockholders.

To encourage early exercise of vested options to meet our stock ownership guidelines, our stock option awards made to senior executives in 1999 include provisions for the granting of new options if the optionee exercises their original option using already owned shares (i.e. a stock-for-stock exercise). The new options will be for the number of already owned shares used to exercise the original option at an exercise price equal to fair market value at exercise, and for the remainder of the original option term. Shares withheld for satisfaction of tax obligations will be treated similarly. We believe that encouraging the early exercise of options, coupled with our stock ownership guidelines that encourage retention of stock ownership, will increase the alignment between our executives and our stockholders.

Benefit Plans. We maintain a variety of benefit plans designed to provide an attractive package to our executive officers. We periodically re-evaluate the nature and extent of the benefit plans in light of the plans available to executives at competitors in the retail industry. In 1999, we adopted the 1999 Plan, a broad based stock option plan and a deferred compensation plan.

1993 Tax Act. The Board of Directors' general philosophy is to ''qualify'' future annual and long-term incentive plans for tax deductibility wherever appropriate, recognizing that, under certain circumstances, the limit imposed by Section 162(m) of the Internal Revenue Code may be exceeded. Cole National will recognize non-deductible compensation expense as a result of the restricted stock award to Mr. Pollock in 2000 to the extent that the value of the individual award, together with his base salary and certain other perquisites (but not his stock options or incentive bonuses), exceed $1 million in 2000, and may also recognize non-deductible compensation expense for this award as compensation expense is recognized in future years.

The foregoing report has been furnished by the members of the Compensation Committee and of the Special Compensation Committee.

Peter V. Handal
Charles A. Ratner
Timothy F. Finley

COMPENSATION COMMITTEE INTERLOCKS, INSIDER PARTICIPATION AND CERTAIN TRANSACTIONS

Deliberations concerning compensation for fiscal 1999 generally involved the Compensation Committee, the Special Compensation Committee and the full Board of Directors, including Jeffrey A. Cole, an employee of Cole National and Brian B. Smith, who was, at the time of such meeting, an employee of Cole National.

Mr. Ratner is the President, Chief Operating Officer and a director of Forest City Enterprises, Inc. (***"Forest City"***). Forest City and its affiliates are developers and managers of commercial real estate, including shopping malls in which Cole National's stores may operate. Cole National's subsidiaries currently operate 16 stores under leases with Forest City or its affiliates. Under such leases, which are generally for multiple year periods of differing duration, Cole National's subsidiaries paid aggregate rent of approximately $650,000 during fiscal 1999. Additional common area charges, insurance charges, taxes and similar charges were paid. We believe that the terms of our leases with Forest City or its affiliates, as applicable, are equivalent to those that could have been obtained pursuant to arm's length transactions with unaffiliated parties.

Walter J. Salmon is currently retained as a consultant to Cole National, and receives compensation of $25,000 per year. In addition, under a deferred compensation agreement entered into in 1979, Mr. Salmon is entitled to receive annual payments of $5,500 for the period that commenced in 1996 and will end in 2004.

In February 2000, HAL International N.V. filed a Schedule 13G disclosing it held more than five percent of Cole National's Common Stock. HAL International N.V. is owned by HAL Holding N.V. Entities affiliated with HAL Holding N.V. own a majority of the outstanding equity interest of Pearle Europe B.V., in which Cole National has approximately a 22% equity ownership interest. Cole National and an affiliate of HAL Holding N.V. are parties to a stockholders agreement regarding their interests in Pearle Europe B.V., and each has loaned money to Pearle Europe B.V.

On November 22, 1999, Cole National entered into an agreement with HAL International N.V. (***"HAL"***) to permit HAL to increase its ownership of shares of common stock of Cole National to an aggregate of 25% of the

then-outstanding common shares. HAL is permitted to acquire the additional shares of common stock through open market purchases. As a condition to Cole National's granting of such permission, HAL has agreed to a five year standstill on certain activities including voting and other restrictions. Under the agreement, HAL will be entitled to nominate a director to the Board of Directors of Cole National if it purchases shares that give it an aggregate of at least 20% of Cole National's outstanding common stock. The Board of Directors of Cole National would be expanded by one position to accommodate the election of HAL's nominee. Under the agreement, Cole National is obligated to use its best efforts to cause the directors to solicit proxies for, and recommend that the stockholders vote in favor of, HAL's nominee. HAL also agreed, through Cole National's 2001 Annual Meeting, to vote for the election of the nominees selected by the Board of Directors and to vote for the approval of certain matters recommended by the Board. HAL was granted certain demand registration rights for its shares of common stock, which became restricted pursuant to the terms of the agreement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and executive officers and persons who own more than 10 percent of a registered class of our equity securities to file reports of ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission. The Securities and Exchange Commission requires this group to furnish us with copies of all such filings. We periodically remind this group of its reporting obligation and assist in making the required disclosure once we are notified that a reportable event has occurred. We are required to disclose in this Proxy Statement any failure by any of the above mentioned persons to make timely Section 16 reports.

Based upon its review of such forms received by Cole National and written representations from the Directors and executive officers that no other reports were required, Cole National is unaware of any instances of noncompliance, or late compliance, with such filings during fiscal 1999 by its Directors, executive officers or 10 percent stockholders.

STOCK PRICE PERFORMANCE

The graph below compares our cumulative total shareholder return on a $100 investment in Cole National common stock at the close of the market on January 28, 1995 (the end of fiscal 1994) against returns of the S&P 500 Stock Index and the S&P Retail Stores Composite Index.

Comparison of Five-Year Cumulative Total Return
Cole National Common Stock, S&P 500 Stock Index
and S&P Retail Stores Composite Index


$400
$350
$300
$250
$200
$150
$100
$50
$0
1/95
1/96
1/97
1/98
1/99
1/00
$358
$308
$342
$313
$313
$295
$222
$191
$180
$175
$139
$116
$129
$108
$70
Cole National Corporation
S&P 500 Stock Index
S&P Retail Stores Composite Index

APPOINTMENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Item No. 2

We ask that you ratify the appointment of Arthur Andersen LLP as independent certified public accountants to audit the books and accounts for Cole National and its subsidiaries for the 2000 fiscal year. A representative of Arthur Andersen LLP is expected to attend the Annual Meeting, will have the opportunity to make a statement if he or she so desires, and will be available to answer appropriate questions.

Your Board of Directors recommends a vote "FOR" the ratification of the appointment of Arthur Andersen LLP as the independent certified public accountants of Cole National and its subsidiaries.

SUBMISSION OF STOCKHOLDER PROPOSALS

To be eligible for inclusion in our proxy statement and form of proxy for our next annual meeting, your proposals must be received at our executive offices on or before January 6, 2001. Under our By-Laws, no stockholder proposal or nomination for director may be submitted less than 60 days prior to a stockholder meeting for consideration at an annual meeting. If public notice of the date of the annual meeting is not given at least 75 days prior to the annual meeting, submissions must be delivered to Cole National no later than 10 days following the public announcement of the meeting date. Such proposals should be submitted by certified mail, return receipt requested, addressed to us at 5915 Landerbrook Drive, Mayfield Heights, Ohio 44124, Attention: Secretary.

OTHER MATTERS

The Board of Directors knows of no other matters which are likely to be brought before the meeting, but if other matters do properly come before the meeting, the persons named in the enclosed proxy, or their substitutes, will vote the proxy in accordance with their best judgment. However, if any other matters properly come before the meeting for action of which we did not have notice of prior to March 19, 2000, or that applicable laws otherwise permit proxies to vote on a discretionary basis, it is intended that the person authorized under solicited proxies may vote or act thereon in accordance with their own judgment.

Leslie D. Dunn
Secretary

Mayfield Heights, Ohio
May 5, 2000

It is important that the proxies be returned promptly. If you do not plan to attend the meeting, we urge you to fill out, date and mail the enclosed form of proxy in the enclosed envelope, which requires no postage if mailed in the United States.

COLE NATIONAL CORPORATION

PROXY **THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

The undersigned hereby appoints Jeffrey A. Cole, Larry Pollock and Leslie D. Dunn, and each of them, with full power of substitution, and hereby authorizes them to represent the undersigned and to vote all of the shares of Common Stock in COLE NATIONAL CORPORATION (the "Company") held of record by the undersigned on April 21, 2000, at the Annual Meeting of Stockholders of the Company to be held on Thursday, June 15, 2000, and any adjournment(s) thereof as follows and in accordance with their judgment upon any other matter properly presented:

1. THE ELECTION OF SEVEN DIRECTORS.

The Board of Directors recommends a vote FOR all nominees listed below.

☐ FOR all nominees listed below *(except as marked to the contrary below)*

☐ WITHHOLD AUTHORITY to vote for all nominees listed below

Jeffrey A. Cole, Timothy F. Finley, Irwin N. Gold, Peter V. Handal, Larry Pollock, Charles A. Ratner and Walter J. Salmon

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the space provided below.)

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2. CONFIRM THE APPOINTMENT OF ARTHUR ANDERSEN LLP AS THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE FISCAL YEAR 2000.

The Board of Directors recommends a vote FOR this proposal.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(Continued and to be signed on reverse side)

(Continued from other side)

This proxy, when properly executed, will be voted as directed by the undersigned stockholder. If directions are not indicated, the proxy will be voted to elect the nominees described in item 1 and for item 2.

Date: ____________________, 2000

____

Signature

____

Signature (if held jointly)

IMPORTANT: Please sign as your name appears hereon. If shares are held jointly, all holders must sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.